[SEC CORRESPONDENCE]

NEW ULM TELECOM, INC.

27 North Minnesota Street

New Ulm, Minnesota 56073

January 31, 2008

VIA EDGAR

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	NEW ULM TELECOM, INC. FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006 FILED MARCH 28, 2007 FORM 10-Q FOR FISCAL QUARTER ENDED JUNE 30 AND SEPTEMBER 30, 2007 FILE NO. 0-3024

Ladies and Gentlemen:

New Ulm Telecom, Inc. (the “Company”) has received your comment letter dated January 9, 2008 in regards to the above referenced filings. Per a conversation that I had with Kathryn Jacobson this morning, the Company expects to file its response on or about February 8, 2008.

Should you have any questions regarding this correspondence, please contact me at (507) 233-4252.

Very truly yours,

/s/ Nancy Blankenhagen
Nancy Blankenhagen
Chief Financial Officer